UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67771

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital City Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3789 Attucks Drive
(No. and Street)

Powell	OH	43065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Crawford	(614)485-3108	tecrawford@capitalcitypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Todd Crawford, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital City Securities, LLC, as of March 8, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BELLA GONZALEZ-DELGADO NOTARY PUBLIC STATE OF OHIO MY COMM. EXP. 10-20-2027

Signature: [signature]

Title: President

[signature]

Notary Public

Comm. Exp: 10/20/2027 BGD

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC-7

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



HHH
CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 8, 2024

Capital City Securities, LLC
STATEMENT OF FINANCIAL CONDITION
For the Years Ending in December 31, 2023 &2022

	2023	2022
ASSETS		
Cash	$73,363	$43,656
Restricted cash and equivalents	50,000	50,000
Total Cash	123,363 -	93,656
Fees Receivable Direct Business	22,139	16,647
Receivable from broker-dealers and clearing organiza	13,725	14,565
Accounts receivable - related party	314,113	174,269
Accounts receivable - employees	22,122	17,887
Other Assets	13,487	13,345
Total Current Assets	508,950	330,369
Long Term Assets	- 0	- 0
	$508,950	$330,369
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable	$17,510	$43,760
Commission Payable	39,474	14,729
Other Liabilities	610	487
Total Current Liabilities	57,594	58,976
Long Term Liabilities	- 0	- 0
Total Liabilities	57,594	58,976
Members' Equity:		
Contributed Capital	205,000	205,000
Retained Earnings	246,356	66,393
Total Members' Equity	451,356	271,393
	$508,950	$330,369

Capital City Securities, LLC
STATEMENT OR OPERATIONS
For the years ending December 31, 2023 & 2022

	2023	2022
Revenues :		
Commissions	$750,746	$653,774
Other Income	86,903	41,891
Total Revenues	837,649	695,665
Expenses :		
Commissions	476,505	444,451
Clearing House Charges	52,986	65,715
Licenses, Dues and Subscriptior	2,951	6,768
Professional Fees	56,774	60,220
Insurance	35,839	38,324
Office Rent	7,827	6,683
Other	24,805	21,279
Total Expenses	657,687	643,440
Net Income	$179,962	$52,225

Capital City Securities, LLC
STATEMENT OF CASH FLOWS
For the Years Ending December 31, 2023 & 2022

	2023	2022
Cash flows from Operating Activities:		
Net Income	$179,962	$52,225
Adjustments to reconcile Net Income to Net Cash		
provided by operating activities:		
(Increase) Decrease in :		
Fees Receivable	5,492	38,007
Receivable from broker-dealers and clearing organizati	(840)	32
Accounts Receivable - related party	30,915	(22,720)
Accounts Receivable - employees	4,235	(1,719)
Other Assets	142	(392)
(Increase) Decrease in :		
Accounts Payable	(26,250)	(1,682)
Commission Payable	24,745	(51,978)
Other Liabilities	123	(199)
Total Adjustments	38,562	(40,651)
Net Cash Provided by (Used in) Operating Activ	218,524	11,574
Cash flows from Investing Activities:	- 0	- 0
Cash flows from Financing Activities:		
Contributions	- 0	- 0
Distributions	- 0	- 0
Net Cash Provided by Financing Activities	- 0	- 0
Net Increase (Decrease) in Cash	218,524	11,574
Cash and Restricted Cash at beginning of period	43,656	32,082
Cash and Restricted Cash at end of period	$262,180	$43,656
Supplemental Disclosures:		
Interest Paid	$- 0	$- 0
Income Taxes Paid	$- 0	$- 0

Capital City Securities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ending December 31, 2023 & 2022

	2023	2022
Contributed Capital :		
Balance at Beginning of Year	$205,000	$205,000
Contributions	- 0	- 0
Balance at End of Year	$205,000	$205,000
Retained Earnings:		
Balance at Beginning of Year	$66,393	$14,168
Net Income	179,963	52,225
Contributions	- 0	- 0
Distributions	- 0	- 0
Balance at End of Year	$246,356	$66,393
Total Members' Equity	$451,356	$271,393

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2023, AND 2022

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, RBC Capital Markets Corporation ("RBC"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2023, the Company is licensed in 27 states, including Alaska, Alabama, Arizona, California, Colorado, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Massachusetts, Michigan, Maryland, New York, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, West Virginia, and Virginia.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2023. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with RBC. Included in the statements of financial condition is a restricted cash deposit for margin requirements at RBC in the amount of $50,000.

(Continued)

Note 1- Summary of Significant Accounting Policies-

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed to it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $301 and $291 in 2023 and 2022, respectively. Advertising is included in other expenses.

F. Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade-date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expenses are also recorded on a trade-date basis as security transactions occur.

G. Receivables

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

The receivable from broker-dealers and clearing organization is the net amount owed from RBC to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible, and no allowance was necessary on December 31, 2023 and 2022.

(Continued)

Note 1- Summary of Significant Accounting Policies-

H. Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3],

Note 2 — Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3—3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker—dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement, nor does it have any information relating to the possession or control requirement under Rule 15c3—3.

Note 3 — Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3—l, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2023, $3,847, or $5,000. On December 31, 2023, the Company's net capital as defined by SEC Rule 15c3—l was $96,634 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3—l requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. On December 31, 2023, the ratio was 0.57 to 1.

Note 4 — Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $25,872 in 2023 and $20,988 in 2022, respectively.

(Continued)

Note 5 — Income Taxes

The Company is recognized as a "pass—through entity" under the Internal Revenue Code and pays no federal or state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2023, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2018.

Note 6 - Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases, as a new Accounting Standards Codification Topic 842 ("ASC Topic 842"), which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories:

- Financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments.
  - Interest on the liability will be recognized separately from amortization of the asset.
  - Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows.
- Operating leases will also require the recognition of an asset and liability measured at the present value of the lease payments.
  - A single lease cost, consisting of interest on the obligation and amortization of the asset, calculated such that the amortization of the asset will increase as the interest amount decreases resulting in a straight-line recognition of lease expense.
  - All cash outflows will be classified as operating on the statement of cash flows.
- The standard is effective for us for annual periods beginning January 1, 2020. We adopted ASC Topic 842 as of January 1, 2020. An assessment to determine the impact of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 842 did not have a material impact on our financial statements.

- Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

(Continued)

Note 7 — Litigation

Capital City Securities, LLC is the named Claimant, a party to an arbitration agreement which provides for arbitration under the Commercial Arbitration Rules of the American Arbitration Association, hereby demands arbitration.

Capital City Securities. LLC ("CCS") provided services to Clinchco Acquisition Corporation ("Clinchco") In the form of raising capital which was memorialized in an Investment Banking Agreement executed on April 16, 2019 and Non-Disclosure and Non-Circumvention Agreement executed on April 14, 2019. CCS Introduced Clinchco to Prem Premraj ("Prem") of Consolidated Minerals. Australia. The Claimant is of information and belief that Prem contributed capital in the amount of at least $500,000 and agreed to equity investment of at least $15,000,000. The remainder of the equity capital totals $43,085,600 Claimant demands 6% of the investment as provided by the Investment Banking Agreement and the Non-Disclosure and Non-Circumvention Agreement. For a total claim of $3,510,000 plus interest and fees.

A judgement has not been reached and losses, if any, are not reasonably estimated at this time.

Note 8 - Subsequent Events

Management has reviewed all events after December 31, 2023, up to the date of audit report (March 8, 2023) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

CAPITAL CITY SECURITIES, LLC
As of December 31, 2023

Schedule I
Computation of Net Capital Under Rule 15c3 1
of the Securities and Exchange Commission

Total ownership equity qualified
for net capital $451,356

Increase (Decrease)
  Non-allowable assets
      Accounts receivable – related party   314,113
      Accounts receivable – employee   22,122
      Other assets   13,487   (349,722)

Haircuts on securities   - 0

  Audited Net Capital $101,634

6 2/3% of Aggregate Indebtedness   3,847

Minimum Net Capital Requirement – Greater of $5,000 or 6 2/3% of
      Aggregate Indebtedness   5,000

Excess Net Capital   96,634

Net capital less the greater of 120% of the Minimum Net
      Capital Requirement ($6,000), or 10% of Aggregate
      Indebtedness ($5,767) $90,634

CAPITAL CITY SECURITIES, LLC
As of December 31, 2023

Schedule II
Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:
      Accounts payable $17,510
      Commissions payable   39,474
      Other liabilities   686

                                                             $57,670

Ratio of aggregate indebtedness to net capital   0.57 to 1

Schedule III
Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Total ownership equity qualified for net capital		$451,356
Increase (Decrease)		
Non-allowable assets		
Accounts receivable – related party	314,113	
Accounts receivable – employee	22,122	
Other assets	13,487	(349,722)
Haircuts on securities		- 0
Audited Net Capital		101,634
Unaudited Net Capital per Focus Report		91,787
Difference		$(9,847)

The difference is due to a prepaid expense that was adjusted after the FOCUS report filing.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5-"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(l) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2023, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President
March 8, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME
CAPITAL CITY SECURITIES LLC

SEC No.
8-67771

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 806,189.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	$ 0.00
b	Net loss from principal transactions in securities in trading accounts.	$ 0.00
c	Net loss from principal transactions in commodities in trading accounts.	$ 0.00
d	Interest and dividend expense deducted in determining item 1.	$ 0.00
e	Net loss from management of or participation in the underwriting or distribution of securities.	$ 0.00
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	$ 0.00
g	Net loss from securities in investment accounts.	$ 0.00
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 806,189.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 559,878.00
b	Revenues from commodity transactions.	$ 0.00
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 52,681.00
d	Reimbursements for postage in connection with proxy solicitations.	$ 0.00
e	Net gain from securities in investment accounts.	$ 2,122.00
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	$ 53,322.00

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 0.00
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 650.00
	c	Enter the greater of line 5a or 5b	$ 650.00
6		Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 668,653.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 137,536.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 206.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A	$ 105.00
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 105.00
d	Add lines 11a through 11c	$ 105.00
12	**LESSER** of line 10 or 11d.	$ 105.00
13 a	Amount from line 8	$ 206.00
b	Amount from line 9	$ 0.00
c	Amount from line 12	$ 105.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 101.00
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 101.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-67771	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	CAPITAL CITY SECURITIES LLC 3789 ATTUCKS DR POWELL, OH 43065 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CAPITAL CITY SECURITIES LLC	TODD EDWARD CRAWFORD
(Name of SIPC Member)	(Authorized Signatory)
2/25/2024	tecrawford@capitalcitypartners.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 8, 2024

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2023 and 2022, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1250 Old Henderson Road, Columbus, OH 43220 | Phone (614) 451-4644 | Fax (614) 451-3818 | www.hhhcpagroup.com

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
March 8, 2024